SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

First Quarter 2010 Results May 5, 2010 Page 1

AMBEV REPORTS 2010 FIRST QUARTER RESULTS UNDER IFRS

São Paulo, May 5, 2010– Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces today its results for the 2010 first quarter (Q1 2010). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with International Financial and Reporting Standards (IFRS), and should be read in conjunction with our quarterly financial information for the three months period ended March 31, 2010 filed with the CVM and submitted to the SEC.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. “Scopes” represent the impact of acquisitions and divestitures, monetary restatement for hyperinflationary economies, and the start-up or termination of activities. Unless stated, percentage changes in this press release are both organic and normalized in nature.  Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Net income, EPS) before special items. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2009 (Q1 2009). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Top line performance: Net sales grew 16.5% driven by volume growth as well as price increases across our regions, which drove Net Revenue/hl growth of 6.8% in the period. Organic volume growth of 9.0% in the period was driven by a 14.1% volume growth in Brazil, 7.4% of volume growth in HILA-Ex and 2.3% of domestic volume growth in Canada, which was partly offset by volume contraction of 3.5% in Latin America South.

Cost of Goods Sold (COGS) and Selling, General & Administrative (SG&A) expenses: COGS/hl increased by 5.3% due to higher currency and sugar hedges as well as packaging costs, which were partly offset in the quarter by gains in aluminum and barley hedges, lower corn prices and productivity initiatives. SG&A (excl. depreciation & amortization) increased organically by 19.1% driven by volume growth, inflation, higher logistic costs and investments in the market to support our brands in advance to the World Cup.

EBITDA, Operating Cash generation and Net Income: Our Normalized EBITDA reached R$2,806.5 million in Q1 2010, an organic growth of +15.3%, while margin contracted 40bps in the period to 45.8%. Operating cash generation was R$2,415.7 million in Q1 2010, an increase of 26.1% as compared to 2009. Our Normalized Net income was R$1,716.6 million (+25.2%) in Q1 2010 while our Normalized Earnings per share (EPS) grew 24.7%.

Payout: We announced in the quarter a R$ 1.0 billion payment in dividends and interest on own capital (IOC) paid on April 1 st. There were no share buybacks in the quarter.

Financial Highlights - AmBev Consolidated			% As	%
R$ million	1Q09	1Q10	Reported	Organic
Total volumes	37,268.2	40,926.6	9.8%	9.0%
Beer	26,314.9	29,399.3	11.7%	11.6%
CSD and NANC	10,953.3	11,527.3	5.2%	2.6%

Net sales	5,655.7	6,121.4	8.2%	16.5%
Gross profit	3,758.5	4,122.4	9.7%	17.3%
Gross margin	66.5%	67.3%	90 bps	50 bps
EBITDA	2,800.3	2,774.0	-0.9%	5.0%
EBITDA margin	49.5%	45.3%	-420 bps	-490 bps
Normalized EBITDA	2,582.9	2,806.5	8.7%	15.3%
Normalized EBITDA margin	45.7%	45.8%	10 bps	-40 bps
Net Income - AmBev holders	1,588.7	1,650.2	3.9%
Normalized Net Income - AmBev holders	1,371.2	1,716.6	25.2%
No. of share outstanding (millions)	613.9	616.4
EPS (R$/shares)	2.59	2.68	3.4%
Normalized EPS	2.23	2.78	24.7%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

First Quarter 2010 Results May 5, 2010 Page 2

SUMMARY

In Brazil, positive macroeconomic fundamentals continued supporting industry growth. Further, our successful innovations and market share gains in comparison to 2009 continued to trigger beer volume growth, which increased 15.9% in the quarter. Our CSD & Nanc business also performed well and delivered a 9.0% volume growth for the 1Q10.

Our Normalized EBITDA in Brazil increased by 17.8% in the quarter, with margins contracting 90bps. As we have previously stated, we postponed some investments in the beginning of 2009 given the uncertain market trends we had at that time in connection with the overall macroeconomic environment and, as a result, we had tough comparisons versus last year at the SG&A level. Moreover, our COGS suffered a negative impact mainly from higher currency hedges, which are particularly unfavorable for the 1st half of 2010, as well as from imported cans due to local suppliers lack of capacity, which could be the case for the remainder of the year and therefore could adversely impact our average cost in 2010, depending on volume growth.

“We achieved great results in 1Q10 for Brazil. We started the year again focused in our two priorities: innovation and productivity. They have both proven to be successful tools, as demonstrated by our figures in 2009, and which I believe will help us to build the basis for growth for the short and medium term”, says João Castro Neves, Chief Executive Officer (CEO) for AmBev.

HILA-ex reported important volume increase of 7.4% and EBITDA organic growth of R$4.5 million in the quarter. João Castro Neves comments: “Our people in HILA-Ex continue to improve results, focusing in our long-term objectives for the region”.

Latin America South contributed with Normalized EBITDA of R$506.7 million (+14.0%) in the period despite poor industry performance in Argentina, which mainly affected our soft-drinks unit. Revenue management initiatives, cost efficiencies, together with focused support to our brands allowed us to keep posting solid EBITDA growth rates. “We reached a 14% EBITDA growth in the quarter in spite of the industry contraction observed mainly in Argentina. Our track record in terms of EBITDA growth has strengthened, as we achieved consecutive quarters with double-digit growth for more than three years”, says Bernardo Paiva, CEO for Quinsa.

In Canada, Labatt delivered Normalized EBITDA of R$224.5 million in the quarter, registering an organic decline of 3.0% and a 140 bps margin contraction. “Entering 2010, we stated that the first half of the year would be tough as a result of the phasing of certain commercial investments and our lower market share. The year has started exactly that way and we are taking necessary steps aimed at improving results during the second half of the year in line with our plans for 2010.” Says Bary Benun, Labatt’s President.

Overall, we are pleased with our consolidated performance in 1Q10, where we registered double-digit EBITDA growth with operating cash generation growing by 26.1% against 1Q09.

“Our results in the beginning of the year are important to show we are in the right direction to take advantage of a World Cup year and supportive disposable income growth in Brazil. We will keep looking for savings in the process to help us turning non-working money into working money to invest in the market to connect with our consumers. All these achievements are the result of the commitment of our people, who are our main assets and who have a constant drive to overperform with outstanding execution.” says João Castro Neves, CEO for AmBev.

First Quarter 2010 Results May 5, 2010 Page 3

AmBev Consolidated Income Statement

Consolidated Income Statement R$ million	1Q09	Scope	Currency Translation	Orgenic Growth	1Q10	% As Reported	% Organic
Net Revenue	5,655.7	22.0	(487.2)	930.9	6,121.4	8.2%	16.5%
Cost of Goods Sold (COGS)	(1,897.1)	(13.1)	192.8	(281.5)	(1,999.0)	5.4%	14.8%
Gross Profit	3,758.5	8.9	(294.4)	649.4	4,122.4	9.7%	17.3%
Selling, General and Administrative (SG&A)	(1,617.3)	(4.4)	148.1	(277.2)	(1,750.8)	8.3%	17.1%
Other operating income	84.9	(0.1)	3.9	5.3	93.9	10.7%	6.2%
Normalized Operating Income (normalized EBIT)	2,226.2	4.4	(142.4)	377.4	2,465.5	10.8%	17.0%
Special items above EBIT	217.4		7.7	(291.5)	(66.4)	nm	nm
Net Financial Results	(324.8)				(186.6)	-42.5%
Share of results of associates	0.0				0.0	-71.1%
Income Tax expense	(506.2)				(561.6)	10.9%
Net Income	1,612.6				1,650.9	2.4%
Attributable to AmBev holders	1,588.7				1,650.2	3.9%
Atributable to minority interests	24.0				0.7	-97.1%
Normalized Net Income	1,395.2				1,717.3	23.1%
Attributable to AmBev holders	1,371.2				1,716.6	25.2%

Normalized EBITDA	2,582.9	4.7	(176.6)	395.6	2,806.5	8.7%	15.3%

First Quarter 2010 Results May 5, 2010 Page 4

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Revenues per HL (R$) (*)	COGS per HL (R$) (*)

NORMALIZED EBITDA (R$ MM) (*)	NORMALIZED EBITDA Margin (%) (*)

(*) Q1 2007 data derive from BR GAAP figures and are presented just for reference purposes.

First Quarter 2010 Results May 5, 2010 Page 5

AmBev Consolidated

The following table sets forth the consolidated results of AmBev for Q1 2010.

AmBev delivered Normalized EBITDA of R$2,806.5 million in the quarter as a result of double-digit top line growth supported by strong volume and price increases across the regions. However, timing of certain investments, currency hedges and higher logistic costs versus last year adversely impacted our operational leverage in the period resulting a margin contraction of 40 bps

AmBev Results			Currency	Organic		% As	%
R$ million	1Q09	Scope	Translation	Growth	1Q10	Reported	Organic
Volume ('000 hl)	37,268.2	305.8		3,352.6	40,926.6	9.8%	9.0%
Net Revenue	5,655.7	22.0	(487.2)	930.9	6,121.4	8.2%	16.5%
Net Revenue/hl	151.8	(0.6)	(11.9)	10.4	149.6	-1.4%	6.8%
COGS	(1,897.1)	(13.1)	192.8	(281.5)	(1,999.0)	5.4%	14.8%
COGS/hl	(50.9)	0.1	4.7	(2.7)	(48.8)	-4.0%	5.3%
Gross Profit	3,758.5	8.9	(294.4)	649.4	4,122.4	9.7%	17.3%
Gross Margin	66.5%				67.3%	90 bps	50 bps
SG&A excl. deprec.&amort.	(1,455.3)	(4.3)	135.4	(278.6)	(1,602.8)	10.1%	19.1%
SG&A deprec.&amort.	(162.0)	(0.1)	12.7	1.4	(148.0)	-8.6%	-0.9%
SG&A Total	(1,617.3)	(4.4)	148.1	(277.2)	(1,750.8)	8.3%	17.1%
Other operating income	84.9	(0.1)	3.9	5.3	93.9	10.7%	6.2%
Normalized EBIT	2,226.2	4.4	(142.4)	377.4	2,465.5	10.8%	17.0%
Normalized EBIT Margin	39.4%				40.3%	90 bps	20 bps
Normalized EBITDA	2,582.9	4.7	(176.6)	395.6	2,806.5	8.7%	15.3%
Normalized EBITDA Margin	45.7%				45.8%	10 bps	-40 bps

First Quarter 2010 Results May 5, 2010 Page 6

Latin America North (LAN)

Our LAN region is comprised of our Brazil Beer and Brazil CSD & Nanc business as well as our businesses in the Hila-Ex countries.

LAN delivered Normalized EBITDA of R$2,075.4 million in the quarter representing an organic growth of 18.4% with margin contraction of 80 bps.

LAN Results			Currency	Organic		% As	%
R$ million	1Q09	Scope	Translation	Growth	1Q10	Reported	Organic
Volume ('000 hl)	25,881.4			3,545.7	29,427.1	13.7%	13.7%
Net Revenue	3,654.6		(69.8)	749.1	4,333.9	18.6%	20.5%
Net Revenue/hl	141.2		(2.4)	8.4	147.3	4.3%	6.0%
COGS	(1,154.2)		42.2	(244.4)	(1,356.4)	17.5%	21.2%
COGS/hl	(44.6)		1.4	(2.9)	(46.1)	3.4%	6.6%
Gross Profit	2,500.4		(27.6)	504.7	2,977.5	19.1%	20.2%
Gross Margin	68.4%				68.7%	30 bps	-20 bps
SG&A excl. deprec.&amort.	(948.3)		41.6	(209.2)	(1,115.8)	17.7%	22.1%
SG&A deprec.&amort.	(128.2)		5.0	6.1	(117.1)	-8.7%	-4.8%
SG&A Total	(1,076.5)		46.7	(203.1)	(1,232.9)	14.5%	18.9%
Other operating income	94.1		0.0	8.3	102.5	8.9%	8.9%
Normalized EBIT	1,518.1		19.1	309.9	1,847.0	21.7%	20.4%
Normalized EBIT Margin	41.5%				42.6%	110 bps	bps
Normalized EBITDA	1,742.3		11.6	321.4	2,075.4	19.1%	18.4%
Normalized EBITDA Margin	47.7%				47.9%	20 bps	-80 bps

First Quarter 2010 Results May 5, 2010 Page 7

AmBev Brazil

Our Brazil business unit delivered Normalized EBITDA of R$2,098.2 million in the quarter, representing an organic growth of +17.8% and a margin contraction of 90 bps to 50.2%.

Our performance in Brazil for the first quarter 2010 was significantly impacted by SG&A growth driven by investment to support our brands and higher logistic costs.

AmBev Brazil Results			Currency	Organic		% As	%
R$ million	1Q09	Scope	Translation	Growth	1Q10	Reported	Organic
Volume ('000 hl)	24,396.9			3,435.8	27,832.6	14.1%	14.1%
Net Revenue	3,480.9			694.9	4,175.8	20.0%	20.0%
Net Revenue/hl	142.7			7.4	150.0	5.2%	5.2%
COGS	(1,040.6)			(216.7)	(1,257.3)	20.8%	20.8%
COGS/hl	(42.7)			(2.5)	(45.2)	5.9%	5.9%
Gross Profit	2,440.3			478.1	2,918.5	19.6%	19.6%
Gross Margin	70.1%				69.9%	-20 bps	-20 bps
SG&A excl. deprec.&amort.	(839.2)			(187.5)	(1,026.6)	22.3%	22.3%
SG&A deprec.&amort.	(114.0)			8.3	(105.6)	-7.3%	-7.3%
SG&A Total	(953.1)			(179.2)	(1,132.3)	18.8%	18.8%
Other operating income	94.4			8.1	102.5	8.6%	8.6%
Normalized EBIT	1,581.6			307.1	1,888.7	19.4%	19.4%
Normalized EBIT Margin	45.4%				45.2%	-20 bps	-20 bps
Normalized EBITDA	1,781.2			317.0	2,098.2	17.8%	17.8%
Normalized EBITDA Margin	51.2%				50.2%	-90 bps	-90 bps

First Quarter 2010 Results May 5, 2010 Page 8

Beer Brazil

Beer Brazil Results			Currency	Organic		% As	%
R$ million	1Q09	Scope	Translation	Growth	1Q10	Reported	Organic
Volume ('000 hl)	17,875.6			2,846.5	20,722.2	15.9%	15.9%
Net Revenue	2,866.1			615.7	3,481.8	21.5%	21.5%
Net Revenue/hl	160.3			7.7	168.0	4.8%	4.8%
COGS	(786.7)			(168.0)	(954.8)	21.4%	21.4%
COGS/hl	(44.0)			(2.1)	(46.1)	4.7%	4.7%
Gross Profit	2,079.3			447.7	2,527.0	21.5%	21.5%
Gross Margin	72.5%				72.6%	bps	bps
SG&A excl. deprec.&amort.	(722.7)			(171.8)	(894.4)	23.8%	23.8%
SG&A deprec.&amort.	(87.1)			6.4	(80.8)	-7.3%	-7.3%
SG&A Total	(809.8)			(165.4)	(975.2)	20.4%	20.4%
Other operating income	72.9			11.4	84.4	15.7%	15.7%
Normalized EBIT	1,342.4			293.7	1,636.2	21.9%	21.9%
Normalized EBIT Margin	46.8%				47.0%	20 bps	20 bps
Normalized EBITDA	1,497.4			300.4	1,797.7	20.1%	20.1%
Normalized EBITDA Margin	52.2%				51.6%	-60 bps	-60 bps

Our beer volumes in Brazil grew 15.9% during Q1 2010 driven by real growth in consumer disposable income, an earlier Easter this year and higher average market share in the quarter (+220 bps according to Nielsen) driven by the solid performance of our innovations.

Net Revenue/hl increased 4.8% in Q1 2010 mainly due to our price increases in line with inflation last year despite higher taxes on sales and adverse product mix.

COGS/hl increased by 4.7% in the quarter due to higher can mix and packaging costs mainly as a result of higher currency hedges and imported cans, partially offset by gains in aluminum hedges.

SG&A, excluding depreciation and amortization, increased by 23.8% in the period due to volume growth, general inflation, incremental investments behind our brands in advance to the World Cup and higher logistic costs mainly as a result of change in sales mix towards the North and Northeast of the country.

Beer Brazil Normalized EBITDA increased by 20.1% reaching R$1,797.7 million in the quarter

First Quarter 2010 Results May 5, 2010 Page 9

CSD & NANC Brazil

CSD&Nanc Brazil Results			Currency	Organic		% As	%
R$ million	1Q09	Scope	Translation	Growth	1Q10	Reported	Organic
Volume ('000 hl)	6,521.2			589.2	7,110.5	9.0%	9.0%
Net Revenue	614.9			79.2	694.0	12.9%	12.9%
Net Revenue/hl	94.3			3.3	97.6	3.5%	3.5%
COGS	(253.8)			(48.7)	(302.6)	19.2%	19.2%
COGS/hl	(38.9)			(3.6)	(42.6)	9.3%	9.3%
Gross Profit	361.0			30.4	391.4	8.4%	8.4%
Gross Margin	58.7%				56.4%	-230 bps	-230 bps
SG&A excl. deprec.&amort.	(116.5)			(15.7)	(132.2)	13.5%	13.5%
SG&A deprec.&amort.	(26.8)			1.9	(24.9)	-7.2%	-7.2%
SG&A Total	(143.3)			(13.8)	(157.0)	9.6%	9.6%
Other operating income	21.5			(3.3)	18.1	-15.5%	-15.5%
Normalized EBIT	239.2			13.3	252.5	5.6%	5.6%
Normalized EBIT Margin	38.9%				36.4%	-250 bps	-250 bps
Normalized EBITDA	283.8			16.6	300.4	5.9%	5.9%
Normalized EBITDA Margin	46.2%				43.3%	-290 bps	-290 bps

Our CSD&Nanc Brazil business posted organic volume growth of 9.0% as a result of improved macroeconomic and industry conditions, partially offset by a decrease in market share of 40 bps for the quarter.

Net Revenues/hl grew 3.5% organically in the period driven by price increases last quarter partially offset by higher taxes on sales and product mix.

COGS/hl increased by 9.3% as a result of higher packaging costs and sugar hedged prices. As we stated last quarter, sugar prices will put pressure on CSD & NANC overall business over the course of 2010.

SG&A, excluding depreciation and amortization, increased 13.5% in the last quarter as a result of general inflation, higher volumes and marketing investments in order to support our brands.

CSD & Nanc Brazil Normalized EBITDA increased by 5.9 % and reached R$300.4 million in the quarter.

First Quarter 2010 Results May 5, 2010 Page 10

HILA-ex Consolidated

HILA-Ex Results			Currency	Organic		% As	%
R$ million	1Q09	Scope	Translation	Growth	1Q10	Reported	Organic
Volume ('000 hl) - Total	1,484.5			109.9	1,594.4	7.4%	7.4%
Beer Volume ('000 hl)	547.7			36.4	584.1	6.6%	6.6%
CSD Volume ('000 hl)	936.8			73.6	1,010.4	7.9%	7.9%
Net Revenue	173.7		(69.8)	54.2	158.1	-9.0%	31.2%
Net Revenue/hl	117.0		(43.8)	25.9	99.1	-15.3%	22.2%
COGS	(113.6)		42.2	(27.7)	(99.1)	-12.8%	24.4%
COGS/hl	(76.6)		26.5	(12.1)	(62.1)	-18.8%	15.8%
Gross Profit	60.0		(27.6)	26.5	59.0	-1.7%	44.2%
Gross Margin	34.6%				37.3%	270 bps	340 bps
SG&A excl. deprec.&amort.	(109.1)		41.6	(21.7)	(89.2)	-18.2%	19.9%
SG&A deprec.&amort.	(14.3)		5.0	(2.2)	(11.5)	-19.6%	15.6%
SG&A Total	(123.4)		46.7	(24.0)	(100.7)	-18.4%	19.4%
Other operating income/expenses	(0.2)		0.0	0.2	0.0	-102.0%	-93.0%
Normalized EBIT	(63.6)		19.1	2.8	(41.7)	nm	nm
Normalized EBIT Margin	-36.6%				-26.4%	nm	nm
Normalized EBITDA	(38.9)		11.6	4.5	(22.8)	nm	nm
Normalized EBITDA Margin	-22.4%				-14.4%	nm	nm

HILA-ex volumes increased by 7.4% in Q1 2010 as a result of better market conditions in most countries in which we operate, and good performances mainly in beer operations in Peru, Guatemala and Dominican Republic as well as soft drink operations in Dominican Republic, Peru and Venezuela.

Net Revenue per hectoliter was up 22.2% mainly due to pricing in line with inflation in the period. COGS/hl increased by 15.8% in the quarter mainly as a result of currency devaluation pressure in Venezuela. SG&A expenses, excluding depreciation and amortization, increased by 19.9% in the quarter, as a result of inflationary pressures in Venezuela and higher marketing investments in Dominican Republic. Despite still being negative, HILA’s EBITDA improved by R$4.5 million in the quarter.

First Quarter 2010 Results May 5, 2010 Page 11

Latin America South (LAS) - Quinsa

Our LAS operation continues to face an industry decline in Argentina while beginning to show signs of recovery in the rest of the region. We achieved an organic EBITDA growth of 14.0% and a consolidated EBITDA of R$506.7 million in the quarter with a margin contraction of 20 bps, reaching 48.5%. Strong revenue management and cost savings continue to drive our results in the region, which were partially offset by lower volumes and higher labor and marketing expenses.

LAS Results			Currency	Organic		% As	%
R$ million	1Q09	Scope	Translation	Growth	1Q10	Reported	Organic
Volume ('000 hl)	9,214.6	305.8		(327.0)	9,193.4	-0.2%	-3.5%
Net Revenue	1,191.6	22.0	(340.8)	171.2	1,044.1	-12.4%	14.4%
Net Revenue/hl	129.3	(1.8)	(37.1)	23.2	113.6	-12.2%	17.9%
COGS	(455.6)	(13.1)	123.6	(36.3)	(381.4)	-16.3%	8.0%
COGS/hl	(49.4)	0.2	13.4	(5.7)	(41.5)	-16.1%	11.5%
Gross Profit	736.0	8.9	(217.1)	134.9	662.7	-10.0%	18.3%
Gross Margin	61.8%				63.5%	170 bps	210 bps
SG&A excl. deprec.&amort.	(200.1)	(4.3)	64.0	(58.3)	(198.6)	-0.7%	29.1%
SG&A deprec.&amort.	(20.5)	(0.1)	6.4	(3.2)	(17.5)	-14.5%	15.8%
SG&A Total	(220.5)	(4.4)	70.3	(61.5)	(216.2)	-2.0%	27.9%
Other operating income/expenses	(12.0)	(0.1)	3.8	0.5	(7.8)	-35.1%	-4.4%
Normalized EBIT	503.4	4.4	(143.0)	73.9	438.7	-12.9%	14.7%
Normalized EBIT Margin	42.2%				42.0%	-20 bps	10 bps
Normalized EBITDA	585.2	4.7	(165.1)	81.9	506.7	-13.4%	14.0%
Normalized EBITDA Margin	49.1%				48.5%	-60 bps	-20 bps

First Quarter 2010 Results May 5, 2010 Page 12

LAS Beer

LAS Beer			Currency	Organic		% As	%
R$ million	1Q09	Scope	Translation	Growth	1Q10	Reported	Organic
Volume ('000 hl)	5,719.3	20.4		47.2	5,786.9	1.2%	0.8%
Net Revenue	871.4	6.5	(243.4)	140.1	774.6	-11.1%	16.1%
Net Revenue/hl	152.4	0.6	(42.1)	23.0	133.8	-12.1%	15.1%
COGS	(260.4)	(3.7)	65.8	(23.5)	(221.9)	-14.8%	9.0%
COGS/hl	(45.5)	(0.5)	11.4	(3.7)	(38.3)	-15.8%	8.1%
Gross Profit	611.0	2.8	(177.7)	116.6	552.7	-9.5%	19.1%
Gross Margin	70.1%				71.4%	120 bps	180 bps
SG&A excl. deprec.&amort.	(142.2)	(0.8)	43.8	(42.0)	(141.2)	-0.7%	29.5%
SG&A deprec.&amort.	(10.5)		3.2	(2.2)	(9.5)	-9.6%	20.9%
SG&A Total	(152.7)	(0.8)	47.0	(44.2)	(150.7)	-1.3%	28.9%
Other operating income/expenses	(9.3)		2.9	0.5	(5.8)	-37.1%	-5.5%
Normalized EBIT	449.0	1.9	(127.7)	72.9	396.2	-11.8%	16.2%
Normalized EBIT Margin	51.5%				51.1%	-40 bps	10 bps
Normalized EBITDA	511.0	1.9	(143.6)	79.0	448.3	-12.3%	15.5%
Normalized EBITDA Margin	58.6%				57.9%	-80 bps	-30 bps

Beer volumes grew organically 0.8% in the quarter, reflecting a continued tough scenario in Argentina compensated by a recovery in the rest of the region where we operate. We were able to maintain our market shares within the region with strong communication and support to our mainstream brands.

Net Revenue/hl grew 15.1% in the quarter driven by price increases in line with inflation and revenue management initiatives. In addition, Stella Artois and our local premium brands continued to show a solid performance, contributing to our average sales price growth.

COGS/hl increased 8.1% in the period, which is below the average level of inflation in the region. We achieved higher productivity in our plants and effective currency hedges as well as important savings in packaging materials driven by lower costs of aluminum. These effects offset general inflation and the continuous pressure of increasing labor costs.

SG&A excluding depreciation and amortization increased 29.5% in the quarter driven by general inflation, higher personnel-related expenses and a strong marketing support to our brands.

Quinsa Beer EBITDA increased 15.5% in the quarter totaling R$448.3 million with margins contracting by 30 bps.

First Quarter 2010 Results May 5, 2010 Page 13

LAS CSD & NANC

LAS CSD&Nanc			Currency	Organic		% As	%
R$ million	1Q09	Scope	Translation	Growth	1Q10	Reported	Organic
Volume ('000 hl)	3,495.3	285.4		(374.3)	3,406.4	-2.5%	-10.7%
Net Revenue	320.2	15.5	(97.3)	31.1	269.5	-15.8%	9.7%
Net Revenue/hl	91.6	(2.8)	(28.6)	18.9	79.1	-13.6%	20.6%
COGS	(195.2)	(9.4)	57.9	(12.8)	(159.5)	-18.3%	6.6%
COGS/hl	(55.9)	1.7	17.0	(9.7)	(46.8)	-16.1%	17.4%
Gross Profit	125.0	6.1	(39.5)	18.3	110.0	-12.0%	14.6%
Gross Margin	39.0%				40.8%	180 bps	180 bps
SG&A excl. deprec.&amort.	(57.8)	(3.5)	20.2	(16.3)	(57.4)	-0.7%	28.2%
SG&A deprec.&amort.	(10.0)	(0.1)	3.2	(1.1)	(8.0)	-19.7%	10.5%
SG&A Total	(67.8)	(3.6)	23.3	(17.3)	(65.4)	-3.5%	25.6%
Other operating income/expenses	(2.8)	(0.1)	0.9	0.0	(2.0)	-28.5%	-0.8%
Normalized EBIT	54.4	2.4	(15.3)	1.0	42.5	-21.8%	1.8%
Normalized EBIT Margin	17.0%				15.8%	-120 bps	-120 bps
Normalized EBITDA	74.2	2.7	(21.5)	2.9	58.3	-21.3%	3.9%
Normalized EBITDA Margin	23.2%				21.7%	-150 bps	-120 bps

CSD & NANC volumes in Quinsa declined by 10.7% in the period driven by industry decline in the region and lower market share in Argentina.

Net Revenues/hl registered an organic growth of 20.6% in the quarter, as a result of price increases in line with inflation, together with the implementation of revenue management initiatives.

COGS/hl increased by 17.4% in the quarter as a result of higher concentrate prices (linked to higher sales prices) and increases in sugar and labor costs, partly compensated by productivity gains, better currency hedges and lower costs of aluminum.

SG&A expenses, excluding depreciation and amortization, increased 28.2%, as a result mostly of personnel related costs, investments behind our brands and general inflation.

Quinsa CSD & Nanc Normalized EBITDA increased organically 3.9% in the quarter.

First Quarter 2010 Results May 5, 2010 Page 14

Canada – Labatt

Canada Results			Currency	Organic		% As	%
R$ million	1Q09	Scope	Translation	Growth	1Q10	Reported	Organic
Volume ('000 hl)	2,172.2			133.9	2,306.1	6.2%	6.2%
Net Revenue	809.5		(76.6)	10.6	743.5	-8.2%	1.3%
Net Revenue/hl	372.7		(33.2)	(17.0)	322.4	-13.5%	-4.6%
COGS	(287.3)		26.9	(0.8)	(261.2)	-9.1%	0.3%
COGS/hl	(132.3)		11.7	7.3	(113.3)	-14.4%	-5.5%
Gross Profit	522.2		(49.7)	9.8	482.3	-7.6%	1.9%
Gross Margin	64.5%				64.9%	40 bps	40 bps
SG&A excl. deprec.&amort.	(307.0)		29.7	(11.1)	(288.4)	-6.1%	3.6%
SG&A deprec.&amort.	(13.3)		1.4	(1.5)	(13.4)	0.6%	11.0%
SG&A Total	(320.3)		31.1	(12.6)	(301.7)	-5.8%	3.9%
Other operating income/expenses	2.8		0.1	(3.6)	(0.7)	-126.5%	-129.3%
Normalized EBIT	204.7		(18.5)	(6.4)	179.8	-12.2%	-3.1%
Normalized EBIT Margin	25.3%				24.2%	-110 bps	-110 bps
Normalized EBITDA	255.4		(23.1)	(7.8)	224.5	-12.1%	-3.0%
Normalized EBITDA Margin	31.6%				30.2%	-140 bps	-140 bps

In 1Q10, volumes increased by 6.2% with gains in both the domestic and export businesses. The combination of a 90 bps decline in market share and a 3.2% growth in industry sales drove domestic volume growth of 2.3%, whereas a weak 1Q09 comparison resulted in export shipment growth of 31.2%.

Net Revenue/hl decreased by 4.6% in the quarter driven by two key factors. Firstly, half of the decline is due to higher export volumes at lower prices. Secondly, a continuation of the competitive pricing environment from 4Q09 and strong promotional activities surrounding the 2010 Winter Olympics.

COGS/hl decreased by 5.5% in 1Q10, led by a decline in the cost of our major raw materials (mainly aluminum, corn and rice). High single digit improvements in labor productivity and utility consumption, coupled with a greater dilution of our fixed production cost base also contributed to the declining COGS/hl.

SG&A expenses, excluding depreciation and amortization, increased by 3.6% in 1Q10. This increase was driven by the phasing of some commercial expenses compared to 1Q09 year.

As part of our efforts to optimize our footprint given industry and market conditions, we announced the closure of our Hamilton Brewery.

Overall, EBITDA declined by 3.0% in the quarter, with margins declining 140 bps.

First Quarter 2010 Results May 5, 2010 Page 15

Other Operating Income, net

Other operating income increased R$9.0MM in the quarter basically as a result of an increase in government grants partially offset by lower tax credits in 2010.

Other Operating income, net	1Q10	1Q09

R$ million

Government grants	83.1	55.1
Other tax credits	6.4	28.4
(Additions to)/Reversals of provisions	(8.0)	(4.0)
Net (loss)/gain on disposal of property, plant and equipment and intangible assets	(1.6)	4.9

Other income	14.0	0.6

	93.9	84.9

Special items

Special items totaled R$66.4 million net losses in Q1 2010 compared to R$217.4 million special gains in Q1 2009, primarily due to the gains from perpetual license for Labatt brands in the USA in 2009 and Canada’s Hamilton Brewery closure costs in 2010.

Special items	1Q10	1Q09

R$ million

Restructuring	(17.6)	(19.8)
Gain from perpetual license for Labatt brands in the USA	-	237.2
Canada's Hamilton Brewery closure costs	(46.1)	-
Other	(2.8)	-

	(66.4)	217.4

First Quarter 2010 Results May 5, 2010 Page 16

Net Financial Results

AmBev’s net financial result improved by R$138.2 million in Q1 2010 mainly because of: (i) lower net interest expenses, (ii) losses with respect to derivative instruments, which relate to the results of our ongoing hedging policy, and (iii) losses on non-derivative instruments related to currency effects over trade payables mainly in Venezuela and Argentina.

Breakdown of Net Financial Results Rs million	1Q10	1Q09

Interest income	80.4	33.2
Interest expenses	(144.5)	(281.1)
Gains (losses) on derivative instruments	(42.6)	(105.9)
Gains/(losses) on non-derivative instruments	(47.3)	63.2
Taxes on financial transactions	(10.8)	(15.0)
Other financial expenses, net	(21.8)	(19.2)

Net Financial Results	(186.6)	(324.8)

	March 2010			Decmeber 2009
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	369.7	3,279.0	3,648.8	359.9	2,111.7	2,471.6
Foreign Currency	454.8	3,177.9	3,632.7	441.2	4,348.5	4,789.7
Consolidated Debt	824.5	6,456.9	7,281.4	801.1	6,460.2	7,261.2

Cash and Equivalents			5,573.9			4,042.9
Short-Term Investiments			-			-

Net Debt			1,707.6			3,218.3

The Company’s total debt remained stable from R$7,261.2 million in December 2009 to R$7,281.4 million in March 2010.

During 2010, we paid R$1.0 billion in dividends and IOC to our shareholders one day after the end of 1Q10 therefore our cash position above is not reflecting this payment.

First Quarter 2010 Results May 5, 2010 Page 17

Provision for Income Tax & Social Contribution

Our weighted nominal tax rate was 33.2% in the period compared to 32.3% in Q1 2009. The effective tax rate in Q1 2010 was 25.4% compared to 1Q09 rate of 23.9%. The difference between both quarters are due mainly to (i) a higher EBT, which is taxable at a full nominal rate,  (ii) lower income without taxation, and (iii) tax adjustments relate to deferred liabilities over earnings of foreign subsidiaries.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution
R$ million	1Q10	1Q09

Profit before tax	2,212.5	2,118.9

Adjustment on taxable basis
Non-taxable net financial and other income	(87.3)	(326.5)
Non-taxable intercompany dividends	-	(0.3)
Goverment grant related to sales taxes	(83.1)	(55.1)
Hedge Commodities Result	8.2	159.3
Expenses non-deductible for tax purposes	27.0	77.3
	2,077.2	1,973.5
Aggregated weighted nominal tax rate	33.2%	32.3%
Taxes – nominal rate	(688.9)	(636.7)

Adjustment on taxes expenses
Goverment grant on income tax	43.1	31.9
Tax savings from tax credits (interest attributed to shareholders’ equity)	109.7	87.3
Tax savings from goodwill amortization on tax books	32.2	38.0
Dividends withholding tax	(25.9)	(31.8)
Losses recognized in operations abroad, non- deductible	(16.9)	(19.3)
Other tax adjustment	(14.8)	24.1
Expense on income tax	(561.6)	(506.5)
Effective tax rate	25.4%	23.9%

Minority Interest

Minority interest in subsidiaries corresponded to a total expense of R$ 0.7 million in Q1 2010 compared to an expense of R$ 24.0 million in Q1 2009.

Net Income

AmBev posted a net income of R$1,650.2 million in the period compared to R$1,588.7 million during the same period last year. Excluding special items (mainly the gains from perpetual license for Labatt brands in the USA in 2009 and Canada’s Hamilton Brewery closure costs in 2010), our net income increased organically by 25.2%.

First Quarter 2010 Results May 5, 2010 Page 18

Reconciliation between Normalized EBITDA and Net income

Both Normalized EBITDA and EBIT are measures used by AmBev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Net Income the following effects: (i) Minority interest, (ii) Income Tax expense, (iii) Net Financial Results, (iv) Special items, and (v) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	1Q10	1Q09
Net Income - AmBev holders	1,650.2	1,588.7
Minority interest	0.7	24.0
Income tax expense	561.6	506.2
Income Before Taxes	2,212.5	2,118.9
Net Financial Results	186.6	324.8
Special items	66.4	(217.4)
Normalized EBIT	2,465.5	2,226.2
Depreciation & Amortization - total	374.8	356.8
Depreciation & Amortization - special items	33.8	-
Normalized EBITDA	2,806.5	2,582.9

Shareholding Structure

The table below shows AmBev’s shareholding structure as of March 31, 2010.

AmBev Shareholding Structure
	ON	%Outs	PN	%Outs	Total	%Outs
Anheuser-Busch InBev	256,457,877	74.0%	124,954,484	46.3%	381,412,361	61.9%
FAHZ	58,906,751	17.0%	0	0.0%	58,906,751	9.6%
Market	31,109,100	9.0%	145,006,025	53.7%	176,115,125	28.6%
Outstanding	346,473,728	100.0%	269,960,509	100.0%	616,434,237	100.0%
Treasury	120,844		432,902		553,746
TOTAL	346,594,572		270,393,411		616,987,983
Free float BM&FBovespa	30,134,185	8.7%	97,007,914	35.9%	127,142,099	20.6%
Free float NYSE	974,915	0.3%	47,998,111	17.8%	48,973,026	7.9%

First Quarter 2010 Results May 5, 2010 Page 19

Q1 2010 EARNINGS CONFERENCE CALL

Speakers:	João Castro Neves Chief Executive Officer for AmBev
Nelson Jamel CFO and Investor Relations Officer

Language:	English

Date:	May 5th, 2010 (Wednesday)

Time:	12:00 (Brasília time) 11:00 (EDT)

Phone number:	US participants	+ 1(800) 860-2442
	International participants	+ 1(412) 858-4600

Code:	AmBev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on AmBev’s website: www.ambev.com.br/Investidores (click on US Flag for the website’s english version).

Playback: The conference call replay through internet will be available one hour after conclusion at AmBev’s website: www.ambev.com.br/Investidores. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 439769# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations Department:

Eduardo Salles	Rafael Ávila
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acrmba@ambev.com.br

www.ambev.com.br/investidores/

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

First Quarter 2010 Results May 5, 2010 Page 20

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Total AmBev Brazil
	1Q10	1Q09%		1Q10	1Q09%		1Q10	1Q09%
Volumes (000 hl)	20,722	17,876	15.9%	7,110	6,521	9.0%	27,833	24,397	14.1%

R$ million
Net Sales	3,481.8	2,866.1	21.5%	694.0	614.9	12.9%	4,175.8	3,480.9	20.0%
% of Total	56.9%	50.7%		11.3%	10.9%		68.2%	61.5%
COGS	(954.8)	(786.7)	21.4%	(302.6)	(253.8)	19.2%	(1,257.3)	(1,040.6)	20.8%
% of Total	47.8%	41.5%		15.1%	13.4%		62.9%	54.9%
Gross Profit	2,527.0	2,079.3	21.5%	391.4	361.0	8.4%	2,918.5	2,440.3	19.6%
% of Total	61.3%	55.3%		9.5%	9.6%		70.8%	64.9%
SG&A	(975.2)	(809.8)	20.4%	(157.0)	(143.3)	9.6%	(1,132.3)	(953.1)	18.8%
% of Total	55.7%	50.1%		9.0%	8.9%		64.7%	58.9%
Other operating income, net	84.4	72.9	15.7%	18.1	21.5	-15.5%	102.5	94.4	8.6%
% of Total	89.8%	85.9%		19.3%	25.3%		109.1%	111.2%
Normalized EBIT	1,636.2	1,342.4	21.9%	252.5	239.2	5.6%	1,888.7	1,581.6	19.4%
% of Total	66.4%	60.3%		10.2%	10.7%		76.6%	71.0%
Normalized EBITDA	1,797.7	1,497.4	20.1%	300.4	283.8	5.9%	2,098.2	1,781.2	17.8%
% of Total	64.1%	58.0%		10.7%	11.0%		74.8%	69.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.4%	-27.5%		-43.6%	-41.3%		-30.1%	-29.9%
Gross Profit	72.6%	72.5%		56.4%	58.7%		69.9%	70.1%
SG&A	-28.0%	-28.3%		-22.6%	-23.3%		-27.1%	-27.4%
Other operating income, net	2.4%	2.5%		2.6%	3.5%		2.5%	2.7%
Normalized EBIT	47.0%	46.8%		36.4%	38.9%		45.2%	45.4%
Normalized EBITDA	51.6%	52.2%		43.3%	46.2%		50.2%	51.2%

Per Hectoliter - (R$/hl)
Net Sales	168.0	160.3	4.8%	97.6	94.3	3.5%	150.0	142.7	5.2%
COGS	(46.1)	(44.0)	4.7%	(42.6)	(38.9)	9.3%	(45.2)	(42.7)	5.9%
Gross Profit	121.9	116.3	4.8%	55.1	55.4	-0.6%	104.9	100.0	4.8%
SG&A	(47.1)	(45.3)	3.9%	(22.1)	(22.0)	0.5%	(40.7)	(39.1)	4.1%
Other operating income, net	4.1	4.1	-0.2%	2.6	3.3	-22.5%	3.7	3.9	-4.8%
Normalized EBIT	79.0	75.1	5.1%	35.5	36.7	-3.2%	67.9	64.8	4.7%
Normalized EBITDA	86.8	83.8	3.6%	42.3	43.5	-2.9%	75.4	73.0	3.3%

	Hila Operations						Canada			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	1Q10	1Q09%		1Q10	1Q09%		1Q10	1Q09%		1Q10	1Q09%
Volumes (000 hl)	9,193	9,215	-3.5%	1,594	1,484	7.4%	2,306	2,172	6.2%	40,927	37,268	9.0%

R$ million
Net Sales	1,044.1	1,191.6	14.4%	158.1	173.7	31.2%	743.5	809.5	1.3%	6,121.4	5,655.7	16.5%
% of Total	17.1%	21.1%		2.6%	3.1%		12.1%	14.3%		100.0%	100.0%
COGS	(381.4)	(455.6)	8.0%	(99.1)	(113.6)	24.4%	(261.2)	(287.3)	0.3%	(1,999.0)	(1,897.1)	14.8%
% of Total	19.1%	24.0%		5.0%	6.0%		13.1%	15.1%		100.0%	100.0%
Gross Profit	662.7	736.0	18.3%	59.0	60.0	44.2%	482.3	522.2	1.9%	4,122.4	3,758.5	17.3%
% of Total	16.1%	19.6%		1.4%	1.6%		11.7%	13.9%		100.0%	100.0%
SG&A	(216.2)	(220.5)	27.9%	(100.7)	(123.4)	19.4%	(301.7)	(320.3)	3.9%	(1,750.8)	(1,617.3)	17.1%
% of Total	12.3%	13.6%		5.7%	7.6%		17.2%	19.8%		100.0%	100.0%
Other operating income, net	(7.8)	(12.0)	-4.4%	0.0	(0.2)	-93.0%	(0.7)	2.8	-129.3%	93.9	84.9	6.2%
% of Total	-8.3%	-14.2%		0.0%	-0.3%		-0.8%	3.3%		100.0%	100.0%
Normalized EBIT	438.7	503.4	14.7%	(41.7)	(63.6)	nm	179.8	204.7	-3.1%	2,465.5	2,226.2	17.0%
% of Total	17.8%	22.6%		-1.7%	-2.9%		7.3%	9.2%		100.0%	100.0%
Normalized EBITDA	506.7	585.2	14.0%	(22.8)	(38.9)	nm	224.5	255.4	-3.0%	2,806.5	2,582.9	15.3%
% of Total	18.1%	22.7%		-0.8%	-1.5%		8.0%	9.9%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.5%	-38.2%		-62.7%	-65.4%		-35.1%	-35.5%		-32.7%	-33.5%
Gross Profit	63.5%	61.8%		37.3%	34.6%		64.9%	64.5%		67.3%	66.5%
SG&A	-20.7%	-18.5%		-63.7%	-71.0%		-40.6%	-39.6%		-28.6%	-28.6%
Other operating income, net	-0.7%	-1.0%		0.0%	-0.1%		-0.1%	0.3%		1.5%	1.5%
Normalized EBIT	42.0%	42.2%		-26.4%	-36.6%		24.2%	25.3%		40.3%	39.4%
Normalized EBITDA	48.5%	49.1%		-14.4%	-22.4%		30.2%	31.6%		45.8%	45.7%

Per Hectoliter - (R$/hl)
Net Sales	113.6	129.3	17.9%	99.1	117.0	22.2%	322.4	372.7	-4.6%	149.6	151.8	6.8%
COGS	(41.5)	(49.4)	11.5%	(62.1)	(76.6)	15.8%	(113.3)	(132.3)	-5.5%	(48.8)	(50.9)	5.3%
Gross Profit	72.1	79.9	21.9%	37.0	40.4	34.3%	209.1	240.4	-4.0%	100.7	100.9	7.6%
SG&A	(23.5)	(23.9)	31.5%	(63.1)	(83.1)	11.2%	(130.8)	(147.4)	-2.1%	(42.8)	(43.4)	7.5%
Other operating income, net	(0.9)	(1.3)	-0.9%	0.0	(0.2)	-93.5%	(0.3)	1.3	-127.6%	2.3	2.3	-2.5%
Normalized EBIT	47.7	54.6	18.2%	(26.1)	(42.8)	-11.0%	78.0	94.2	-8.7%	60.2	59.7	7.3%
Normalized EBITDA	55.1	63.5	17.5%	(14.3)	(26.2)	-17.6%	97.4	117.6	-8.7%	68.6	69.3	5.8%

First Quarter 2010 Results May 5, 2010 Page 21

CONSOLIDATED BALANCE SHEET R$ million	March 2010	December 2009

Assets
Non-Current Assets
Property, plant and equipment	6,434.0	6,595.1
Goodwill	17,558.4	17,527.5
Intangible assets	1,920.3	1,932.6
Investments in associates	20.4	24.3
Investment securities	271.4	246.9
Deferred tax assets	1,172.7	1,368.5
Employee benefits	13.7	13.7
Trade and other receivables	2,018.6	2,089.3
Total Non-Current Assets	29,409.4	29,797.8

Current assets
Investment securities	74.9	73.3
Inventories	1,556.3	1,488.1
Income tax receivable	357.7	986.2
Trade and other receivables	3,142.2	3,652.5
Cash and cash equivalents	5,573.9	4,042.9
Assets held for sale	60.2	60.2
	10,765.0	10,303.2

Total Assets	40,174.5	40,101.0

Equity and Liabilities
Equity
Issued capital	6,832.1	6,832.1
Reserves	(1,413.7)	(1,365.6)
Retained earnings	17,210.3	16,550.9
Equity attributable to equity holders of AmBev	22,628.7	22,017.4
Minority interests	262.8	278.7

Total Non-Current Liabilities
Interest-bearing loans and borrowings	6,456.9	6,460.2
Employee benefits	797.9	767.9
Deferred tax liabilities	380.5	502.2
Trade and other payables	659.2	663.6
Provisions	931.0	919.4
	9,225.5	9,313.2

Current liabilities
Bank overdrafts	26.1	18.6
Interest-bearing loans and borrowings	824.5	801.1
Income tax payable	672.1	1,296.0
Trade and other payables	6,429.2	6,279.9
Provisions	105.5	96.2
	8,057.5	8,491.7

Total equity and liabilities	40,174.5	40,101.0

First Quarter 2010 Results May 5, 2010 Page 22

CONSOLIDATED STATEMENT OF OPERATIONS	1Q10	1Q09

Net sales	6,121.4	5,655.7
Cost of sales	(1,999.0)	(1,897.1)
Gross profit	4,122.4	3,758.5
	-	-
Sales and marketing expenses	(1,423.6)	(1,304.2)
Administrative expenses	(327.3)	(313.1)
Other operating income, net.	93.9	84.9
Special items above EBIT	(66.4)	217.4
	-	-
Income from operations (EBIT)	2,399.1	2,443.6
	-	-
Net Financial Results	(186.6)	(324.8)
Share of results of associates	0.0	0.0
	-	-
Income before income tax	2,212.5	2,118.9
Income tax expense	(561.6)	(506.2)
	-	-
Net Income	1,650.9	1,612.6
Attributable to:	-	-
AmBev holders	1,650.2	1,588.7
Minority interest	0.7	24.0

Nº of basic shares outstanding (millions)	616.4	613.9
Nº of diluted shares outstanding (millions)	618.2	614.3

Basic earnings per share – preferred	2.82	2.73
Basic earnings per share – common	2.56	2.48
Diluted earnings per share– preferred	2.81	2.73
Diluted earnings per share– common	2.56	2.48

First Quarter 2010 Results May 5, 2010 Page 23

CONSOLIDATED STATEMENT OF CASH FLOWS R$ million	1Q10	1Q09
Cash Flows from Operating Activities
Net income for the period	1,650.9	1,612.6
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation, amortization and impairment	375.7	360.8
Impairment losses on receivables and inventories	27.7	16.1
Additions/(reversals) in provisions and employee benefits	61.9	38.3
Net financing cost	186.6	324.8
Other non-cash items included in net income	16.9	58.8
Loss/(gain) on sale of property, plant and equipment and intangible assets	1.6	(4.4)
Loss/(gain) on assets held for sale	-	(0.5)
Equity-settled share-based payment expense	24.5	20.1
Income tax expense	561.6	506.2
Share of result of associates	(0.0)	(0.0)
Cash flow from operating activities before changes in working capital and use of provisions	2,907.3	2,932.9
Decrease/(increase) in trade and other receivables	424.5	233.0
Decrease/(increase) in inventories	(91.9)	(140.8)
Increase/(decrease) in trade and other payables	(824.2)	(1,108.9)
Cash generated from operations	2,415.7	1,916.2
Interest paid	(122.9)	(182.3)
Interest received	34.0	17.5
Income tax paid	(442.6)	(182.5)
Cash flow from operating activities	1,884.1	1,568.9
Proceeds from sale of property, plant and equipment	9.7	12.4
Proceeds from sale of intangible assets	-	0.8
Repayments of loans granted	0.3	0.2
Purchase of minority interest	(2.6)	(0.7)
Capital increase in minorities	41.8	-
Acquisition of property, plant and equipment	(218.6)	(154.0)
Acquisition of intangible assets	(0.4)	(0.1)
Net proceeds/(acquisition) of debt securities	(15.6)	(63.5)
Net proceeds/(acquisition) of other assets	-	1.1
Cash flow from investing activities	(185.5)	(203.8)
Proceeds from borrowings	111.3	425.4
Proceeds/repurchase of treasury shares	0.7	11.0
Repayment of borrowings	(230.8)	(594.3)
Cash net finance costs other than interests	(33.4)	20.0
Payment of finance lease liabilities	(0.7)	(0.7)
Dividend and interest on own capital paid	(31.1)	(229.6)
Cash flow from financing activities	(183.9)	(368.1)
Net increase/(decrease) in cash and cash equivalents	1,514.7	996.9
Cash and cash equivalents less bank overdrafts at beginning of period	4,024.3	3,280.0
Effect of exchange rate fluctuations	8.7	(21.5)
Cash and cash equivalents less bank overdrafts at end of period	5,547.7	4,255.4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer